Lucy Scientific Discovery, Inc.

301-1321 Blanshard Street

Victoria, British Columbia, Canada V8W 0B6

February 5, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tamika Sheppard

Re:	Lucy Scientific Discovery, Inc.
Registration Statement on Form S-1
Filed on January 12, 2024 File No. 333-276489

Dear Ms. Sheppard:

By letter dated January 26, 2024 (the “Comment Letter”), the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Lucy Scientific Discovery, Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Registration Statement on Form S-1. Set forth below are the Company’s responses to the Comment Letter. For your convenience, the text of the Staff’s comments is reproduced in italics below, followed by the Company’s response to each comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company filed its Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) on February 5, 2024, which reflects revisions in response to the Comment Letter and certain other updates. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

Registration Statement on Form S-1 filed January 12, 2024

Selling Stockholders, page 30

1.

In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities. Further, the closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. In light of such, please provide us with your analysis regarding your eligibility to register the resale of the common stock underlying the Notes that may be issued in connection with Subsequent Tranches, the payment for which remain in the selling stockholders’ “sole Discretion”, and the 1,364,325 common shares issuable upon effectiveness of the registration statement with a value based on the lowest daily VWAP during the 20 trading days preceding the date of issuance. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

Response: We have revised the Registration Statement in a number of places to clarify and disclose that the Common Shares underlying the Notes of any Subsequent Tranches are not being registered in the Registration Statement and that, as of February 1, 2024, no Subsequent Tranches have been entered into.

In addition, we have revised the Registration Statement to register 1,364,325 Common Shares issuable upon the effectiveness of the Registration Statement with a value of $270,000 and to disclose that such share amount is based on a fixed price per share of $0.1979, as agreed to by the Selling Stockholders.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Brian Zasitko
Brian Zasitko
Chief Financial Officer